Exhibit 4.25

Summary of Technology Licensing Agreement Between Schneider Electric (China) Co. Ltd. and Hainan Jinpan Electric Co. Ltd. for MVnex HP Switchgear

Schneider Electric (China) Co. Ltd. (“Schneider”) and Hainan Jinpan Electric Co. Ltd. (“Hainan Jinpan”) entered into a licensing agreement (the “Agreement”) on August 26, 2013. Schneider granted Hainan Jinpan a non-exclusive license to (i) manufacture, repair and maintain MVnex HP switchgear /Model No. 630-2500A/31.5KA (“Licensed Product”) and (ii) to sell the Licensed Product in China.

In consideration for the license, Hainan Jinpan shall pay Schneider a license fee of nil. However, the parties entered into a separate agreement in which Hainan Jinpan agreed to procure certain component parts from Schneider for the production the Licensed Product (“Cooperation Agreement”).

Schneider confirms its right to grant licenses for proprietary technology (“Proprietary Technology”) related to the manufacture, service and use of the Licensed Product. To Schneider’s knowledge, Licensed Product manufactured using the Proprietary Technology does not violate any third party intellectual property rights. However, Schneider does not warrant that any Licensed Product manufactured, assembled, altered, sold or otherwise disposed of by Hainan Jinpan will not infringe on third party intellectual property rights. Schneider will defend Hainan Jinpan against third party lawsuits alleging that the Proprietary Technology licensed by Hainan Jinpan infringes on third party intellectual property rights. Schneider will indemnify Hainan Jinpan against judgments resulting from such suits. Neither party shall hold the other liable for intangible damages, direct, special nor indirect damages arising from the Agreement. Schneider’s liabilities with respect to the infringement on third party intellectual property rights are subject to limitations specified in the Agreement.

Hainan Jinpan shall keep the Proprietary Technology confidential during the term of the Agreement and for a period of five (5) years after the expiration or termination of the Agreement.

Hainan Jinpan shall assign highly qualified personnel to manufacture and to sell the License Product. Hainan shall maintain the same manufacturing standard as Schneider with respect to the Licensed Product. At Schneider’s request, Hainan Jinpan shall submit the Licensed Product components to Schneider or its designated representative for inspection and begin production only upon approval of Schneider or its designated representative. Hainan Jinpan shall also submit period quality reports to Schneider and, upon Schneider’s request at any time, submit sample of the Licensed Product. If Schneider believes that Hainan Jinpan could not maintain quality standards, Hainan Jinpan shall change the manufacturing of or stop the manufacture of the Licensed Product at Schneider’s request. Hainan Jinpan must secure Schneider’s consent before making change to the design of the Licensed Product.

The Agreement become effective on the date of its execution by both parties and expires on December 31, 2015. If the Cooperation Agreement expires or terminates for any reason, then the Agreement automatically terminates. Schneider may terminate the Agreement upon the occurrence of any one of the following events:

(a)	Hainan Jinpan materially or repeated fail to carry out its obligations under this Agreement and did not remediate within 30 days of receipt of written notice from Schneider.
(b)	Hainan Jinpan voluntarily or involuntarily liquidates or dissolves.
(c)	Hainan Jinpan becomes insolvent, files voluntary bankruptcy petition (or a third party files an involuntary bankruptcy petition), appoints a receiver or trustee, or becomes subject to asset seizure, and the aforementioned conditions are not removed within 45 days; or other similar condition based on Hainan Jinpan’s corporate charter documents.

Hainan Jinpan may terminate the Agreement upon the occurrence of any of the following events:

(a)	Schneider materially fail to carry out its obligations under this Agreement and did not remediate within 30 days of receipt of written notice from Hainan Jinpan.
(b)	Schneider becomes insolvent, files voluntary bankruptcy petition (or a third party files an involuntary bankruptcy petition), appoints a receiver or trustee, or becomes subject to asset seizure, and the aforementioned conditions are not removed within 45 days; or other similar condition based on the laws of the host country of Schneider.

If the Agreement terminates before December 31, 2015 and the termination is not caused Schneider’s breach, then Hainan Jinpan shall immediately –

(a)	stop the manufacture and sale of the Licensed Product; and
(b)	stop using any information provided by Schneider or return such information to Schneider.

Schneider may decide whether to permit Hainan Jinpan to complete production of Licensed Products to execute any pending contracts, but Hainan Jinpan shall comply with conditions set forth by Schneider.